Filed by Opsware Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tangram Enterprise Solutions, Inc.

Commission File No.: 000-15454

The following is an excerpt from the Opsware Inc. earnings conference call held on December 4, 2003 relating to the proposed acquisition of Tangram Enterprise Solutions, Inc. by Opsware Inc.:

Operator:

Good day and welcome everyone to the Opsware Incorporated third quarter 2004 conference call. All participants will be in a listen-only mode until the question-and-answer portion of the call. Today’s call is being recorded. If anyone has an objection to this, you may disconnect at this time.

I would now like to turn the conference over to the Director of Investor Relations, Mr. Ken Tinsley. Please go ahead, sir.

Ken Tinsley:	Thank you, Sherlon, and good afternoon. With me today at our headquarters in Sunnyvale are Ben Horowitz, our CEO, Sharlene Abrams, our CFO, and Marc Andreessen, our chairman.

During the course of today’s call we will make forward-looking statements regarding future events or our future financial performance, all of which are subject to risks and uncertainties. Actual events and results may differ materially from these statements. Please review our Form 10-K filed with the SEC on May 1st, 2003 and our reports on Forms 10-Q and Form 8-K filed with the SEC for discussions of important factors that may cause the actual events and results to differ.

By now you should have received a copy of our press release that was distributed after the market closed today. If you have not, it is available on the “Investor Relations” section of our Web site at Opsware.com. In addition, an audio transcript of this call will be posted on our Web site following the call.

Now, let me turn it over to Ben.

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Ben Horowitz:

Now onto the acquisition of Tangram. Today we announced that we announced that we signed a definitive agreement to acquire Tangram Enterprise Solutions for $10 million in stock. Tangram is a public company located in North Carolina and provides software to identify, manage and secure critical IT assets, including desktops, infrastructure devices and a wide range of software. The acquisition further advances our market lead in three ways. First, with the support of over 30,000 software products and components it enables Opsware to adapt more smoothly into existing environments. Second, combined with Opsware’s powerful patch management, file tracking and secure infrastructure with Tangram’s asset oversight completes a powerful data center security offering. And, third, Tangram provides the foundation to extend Opsware automation to Windows, Linux, UNIX and McIntosh desktops, and other infrastructure devices.

The transaction also brings over 200 customers to our existing installed base, including 25 percent of the Fortune 100. Notable customers include Philip Morris, Unocal, Bristol-Myers Squibb, Marriott, Owens Corning, Merrill Lynch, Shell, Prudential, AT&T, and MCI, to name a few. From a financial standpoint, Tangram is currently operating at roughly cash flow break even. We believe that there are opportunities for efficiency gains in the areas of G&A and sales and marketing over time. The $10 million purchase price represents less than two percent of our market capitalization. The transaction is expected to close in February 2004 and is subject to customary closing conditions and regulatory review.

Our acquisition of Tangram expands our reach within large IT shops, adds more than 200 new customers, and further expands our lead in IT automation.

In addition with the Tangram acquisition we add over 200 customers on their side.

…

We now invite your questions.

Operator:

The question-and-answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you are using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. We will proceed in the order that you signaled us, and we’ll take as many questions as time permits. Once again, it is star one to ask a question.

And we’ll have our first question from Andy Schroepfer with Tier 1 Research.

Andrew Schroepfer:	Excellent. On the acquisition how did you across these guys?

Ben Horowitz:

Actually we came across them from customers. It was pretty interesting. There was a tremendous amount of satisfaction and happiness from the customers that we shared in common. In particular, EDS was extremely enthusiastic about their product offering. And based on that, we took a look at their technology, which we thought was quite fantastic and impressive. And then the company itself turned out to be quite affordable from our standpoint, and we were very impressed with the people, the caliber of their engineering team in particular.

Andrew Schroepfer:	Excellent. And of the 200 customers, how many would you say — or what percentage would be quick up sell opportunities? Or is that going to be just a long-term sort of battle it out for the customers?

Ben Horowitz:

Yes. We’re not yet forecasting what we’re expecting on the up sell side or on the maintenance side so far. But if you look at their numbers, and they’re a public company, they’re doing about $2.5 million a quarter in revenue, and about $1.5 million of that is on the maintenance side. And we think that those 200 customers are right up our alley in terms of the kinds of customers that are very — just about all in the Fortune 1000. And they have big complex IT environments, which looks like a good match. We’ll be ready to forecast all the Tangram business as well as our business at the end of next quarter for next year.

Andrew Schroepfer:	Great. Do you think this is something that can accelerate your efforts with the lower end product?

Ben Horowitz:	What we do in — they’ve continued the Tangram product, which is a bit lower end than Opsware in terms of entry level opportunities. So, in that sense, absolutely.

…

Tim Klasell:	OK. Very good. Then on the Tangram acquisition, when do you expect that to close?

Ben Horowitz:	We’re expecting a February close for Tangram.

Operator:	And we’ll have our next question from Damian Rinaldi with First Albany Capital.

…

Damian Rinaldi:

Yes. Good afternoon. Could you compare and contrast the product price points and/or the average deal sizes and channel that Tangram has with your own and describe how those mesh, or if they don’t mesh what you think you’re going to need to do to make them fit?

Ben Horowitz:

Sure. So, the first thing to understand is that one of the things we’re most excited about is adding the Tangram capabilities to the Opsware solution. So, first the ability to integrate into new environments with their capability to recognize over 30,000 products — software products and others when they plug in, so it immediately capture the entire inventory of the environment. Second, they really extend our security capabilities and enable us to basically have a complete security offering independent of data center automation in many ways. We have patch control. We’ve got the ability to stop viruses in their tracks, in addition to our file tracking capability that we previously had. So, that’s pretty exciting. And then we also extend portions of the Opsware functionality to the desktop. So, the first thing it does is it just improves our own product and our ability to sell it and have it do well.

Now, Tangram itself average deal size is about $40,000 in comparison to our average deal size of about $600,000. So, there may be new lower end opportunities with it. They are primarily a direct sales channel other than in Europe, where they do have some indirect, but that’s similar to most companies who are direct in the U.S. and indirect in Europe with still large, very sophisticated distributors. So, in that sense it’s really pretty similar channel-wise to what we’re already doing. It does give us another price point. It does give us another functionality point, but again we think that the combined solution is incredibly interesting and extremely powerful.

Damian Rinaldi:	OK. Thank you very much.

…

Mark Lamb:	Great. That’s great. Then a quick question on the acquisition. How long has this company been around?

Ben Horowitz:

Actually it was founded in 1984, I believe. So, it’s been around almost 20 years. And they’ve been — they’ve made incredible technical progress there. Their technology is really quite impressive, and the customers are just floored by it. They think it’s five or 10 times as good as anything in this space. On the business front, clearly they haven’t been as successful as they might’ve given their great technology, but that’s just turned into a terrific opportunity for us.

Mark Lamb:	Yes. Now, do you take that — is it — does it complement your software? Do you actually incorporate it into the software, the 4 System, or is it an add on?

Ben Horowitz:

It’s primarily going to be kind of part of the Opsware product and Opsware product family. We’ll continue to offer the Tangram products stand alone, but we have already some great ideas about exactly how we’re going to integrate them, the first steps of integration, which look really, really good and, again, very powerful. Some of these things where when we were — back in the days when we were Loudcloud we built Opsware — we used to build all the machines. So, Opsware knew everything that was on them. As we go into these really complex IT environments and introduce Opsware, learning about what’s on those machines has been more difficult. And with the Tangram technology we can recognize 30,000 different elements in a data center, including virtually every piece of software on the market. Now, plus it’s designed very elegantly and can be easily extended to incorporate more. So, our customers, with their Opsware systems, will know everything in the environment before they go to make a change. And they can do so as a result with a huge amount of confidence.

Mark Lamb:	Wow. Sounds like — you mentioned, I think, 200 clients that they have.

Ben Horowitz:	Yes, 200 clients.

Mark Lamb:	And how many of those are an overlap? What percentage?

Ben Horowitz:	Well, you know, very few overlaps.

Mark Lamb:	Very few.

Ben Horowitz:	I mean, there’s EDS overlaps. And I believe actually that’s just about — I’d have to review their customer list, but no more than one to three.

…

Scott Richter:

It makes sense. Then talk a little bit about, just sort of dovetailing on that, moving now into the desktop a little bit more with the acquisition and why the rationale there and what your view is on how the technology evolves as it relates to that.

Ben Horowitz:

Yes. There’s really three things, again, with Tangram that we’re excited about. One is just the ability to fit into virtually any environment that’s been put in place since 1984, including mainframes and other kinds of technologies that they go out and recognize and understand. And secondly, it gives us what we think is going to be a well bidding security solution for managing and controlling files and patches and everything that causes security problems. And then finally one of the things that a lot of our customers have been interested in is there’s certain functionalities in Opsware, although managing the data center, managing the applications on those servers, managing the server environment is a real problem they face. Some of the functions that they do on servers need to extend to the desktop, functions like security, and inventory in particular. And Tangram gives us the architecture, the distribution capability and the technology to do that. So, it really is a nice addition to the product family. And we think that we really got the best of breed technically in this case.

Scott Richter:	And so, you’re using patch management as an entrée, I guess, into opening up security budgets for the solution? Is that the answer?

Ben Horowitz:

If you look at some of the big security problems in organizations today, they can be thought of as a couple of categories. One is problems that — what are known fixes available, but for process reasons and reliability reasons and maintenance window reasons they have not applied those fixes or applied those patches. So, that’s a patch management side.

And then the other side are things like malicious things like viruses and other things that spread across computers that need to be controlled in real-time. So, if somebody calls in and, boom, I’ve got a virus, it’s imperative that an IT organization can shut down that program across desktops and servers. And with the Tangram acquisition we get that capability. So, we think the combination of the two is quite powerful.

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Dion Cornett:

OK. Tangram did about $900,000 in their September quarter. Your $6 million guidance is that all organic, or does that constitute a few hundred thousand dollars from Tangram depending on the closing date?

Sharlene Abrams:	There’s nothing from Tangram.

Ben Horowitz:	Yes, there’s nothing from Tangram. That doesn’t…

Sharlene Abrams:	That doesn’t close until…

Ben Horowitz:	…look like the right number for Tangram either. But — so there’s nothing in the number from Tangram.

…

Scott Richter:

Thanks again. Just one quick follow-up. Sharlene, will the Tangram affect VSOE at all? And do you just anticipate — or do you just anticipate recognizing revenues as they’re received when you close that?

Sharlene Abrams:	So, they won’t affect revenue — they won’t affect getting VSOE for Opsware.

Scott Richter:	OK. There’d be no impact?

Sharlene Abrams:	No.

…

Donovan Gow:

OK. And then, Sharlene, can you talk a little bit about the cost structure going forward, how we should think about it, maybe the long-term model in terms of gross margins, R&D expenses, those types of things? They’ve been fairly flat the last few quarters. When does that start to trend up?

Sharlene Abrams:

So, I’ll give guidance on the next call because obviously Tangram will have an impact on that. But at this point if I’m just talking about Opsware for next quarter we said we’ll maintain being cash flow positive.

…

Joshua Vandress:

OK. And my next question is once like company A says, “OK, well great we’ll go ahead and take you guys on as helping us with our data systems and whatnot,” how long from the point of sale does it take for you guys to actually be able to integrate your system and get it up and running to 100 percent capacity within that environment?

Sharlene Abrams:

Yes. That’s a great question. It really depends a lot on the account and the size of the account. And the factor is that — kind of determinate are things like number of devices managed, number of pieces of software in the software stack, amount of functionality applied, new technologies incorporated, number of the data centers that they’re deploying on, and the number of internal systems that we’re integrating with. And it ranges — on the short end we’ve had customers come up fully functional in two months, and then on the longer end a large deployment over many data centers, where several thousand servers might take five or six months. So, it varies quite a bit. And even — potentially if there’s big integration this could be even longer than that. So some — but generally the range is about two to six months.

Marc Andreessen:

This is one of the reasons, you can imagine, we’re excited about Tangram, is because their product’s capability to quickly analyze and discover a lot of the details around the systems that people are running should make it easier for us to be able to go through that cycle.

END

Opsware Inc. and Tangram Enterprise Solutions, Inc. expect to file with the Securities and Exchange Commission a registration statement on Form S-4, and Tangram expects to mail a proxy statement/prospectus to its security holders containing information about the transaction. Investors and security holders of Opsware and Tangram are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about Opsware, Tangram and the proposed merger. In addition to the registration statement to be filed by Opsware and Tangram and the proxy statement/prospectus to be mailed to the security holders of Tangram, each of Opsware and Tangram file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other relevant documents (when they become available) and any other documents filed with the Securities and Exchange Commission at its Web site at www.sec.gov. These documents may also be obtained at no cost from Opsware and Tangram by directing such request to Norm Phelps, Tangram Enterprise Solutions, Inc., nphelps@tangram.com, (919) 653-6000; or to Ken Tinsley, Opsware, Inc., ktinsley@opsware.com, (408) 212-5241. In addition, investors and security holders may access copies of the documents filed with the Securities and Exchange Commission by Opsware on its website at www.opsware.com. Investors and security holders may obtain copies of the documents filed with the Securities and Exchange Commission by Tangram on its website at www.tangram.com.

Opsware, Tangram and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Tangram with respect to the transactions contemplated by the proposed merger. Information regarding Opsware’s officers and directors is included in Opsware’s proxy statement for its 2003 annual meeting of stockholders filed with the Securities and Exchange Commission on May 23, 2003. Information regarding Tangram’s officers and directors is included in Tangram’s proxy statement for its 2003 annual meeting of shareholders filed with the Securities and Exchange Commission on November 18, 2003. A description of the interests of the directors and executive officers of Opsware and Tangram in the merger will be set forth in Tangram’s proxy statement/prospectus and other relevant documents filed with the Securities and Exchange Commission when they become available.